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                       AMERICAN BANKERS INSURANCE GROUP
         11222 Quail Roost Drive, Miami, Florida 33157 (305) 253-2244



                                                            R. KIRK LANDON
                                                         Chairman of the Board


                                         March 24, 1998

Dear Shareholder:

   Since my last correspondence to you as part of the Proxy Statement/Prospectus mailed to you on March 10, 1998, many developments have taken place in connection with the tender offer by Cendant Corporation for American Bankers and the proposed merger of American Bankers with a subsidiary of American International Group, Inc. Throughout this period, the objective of your Board of Directors has been to act in the best interests of American Bankers and its shareholders, including to achieve, on your behalf, the best possible transaction.

   Accordingly, I am pleased to inform you that American Bankers has entered into a merger agreement with Cendant providing for the acquisition of American Bankers for a price of $67 per share or $9 per share greater than the $58 per share last offered by AIG. Cendant will purchase 51% of the outstanding shares of American Bankers common stock though its tender offer for $67 per share in cash and will pay $67 per share in Cendant common stock for the balance.

   YOUR BOARD OF DIRECTORS HAS APPROVED THE REVISED CENDANT TENDER OFFER AND THE CENDANT MERGER AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE REVISED CENDANT TENDER OFFER AND TENDER THEIR SHARES OF AMERICAN BANKERS COMMON STOCK PURSUANT TO THE OFFER.

   Attached is a copy of American Bankers' Schedule 14D-9 amendment relating to the revised Cendant tender offer, which is being filed today with the Securities and Exchange Commission. This document should be read carefully. In particular, I call your attention to Item 4, which describes the background of and the reasons for the recommendation of the Board of Directors.

   Also accompanying this letter, in addition to the Schedule 14D-9, is a supplement to the Offer to Purchase from Cendant reflecting the terms of its revised tender offer. As is indicated in the supplement, if you have already tendered your shares to Cendant, you do not need to do anything at this time. All shares properly tendered will be entitled to receive $67 per share in cash, subject to proration as more fully described in the supplement.

   I, personally, along with the entire Board of Directors, management and employees of American Bankers, thank you for the support you have given American Bankers.
                                        Sincerely,

                                        /s/ R. Kirk Landon

                                        R. Kirk Landon
                                        Chairman of the Board


Member Companies: American Bankers Life Assurance Company of Florida
                  American Bankers Insurance Company of Florida